Filed by Pharmacopeia, Inc. This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 of the Securities Act of 1934, as amended.
Subject Company: Pharmacopeia, Inc.
Registration No.: 333 70740

January 3, 2002

Dear Fellow Stockholder:

Your Board And Management Are Confident That Our Merger With Eos Biotechnology
Represents The Best Opportunity To Create Value For All Pharmacopeia Stockholders

You may be aware that one of our stockholders, OrbiMed Advisors, has publicly objected to our proposed merger with Eos. We strongly disagree with their position. Your Board and management remain convinced that the Pharmacopeia-Eos marriage of genomics, biology and chemistry presents our company with the best opportunity to achieve increased revenues over the long term, and to maximize value for all stockholders.

We are writing to urge you to sign, date and return today the enclosed proxy card to vote FOR Pharmacopeia's merger with Eos and ensure that your voice is heard at the special stockholders meeting on January 18, 2002.

We need your support to take decisive strategic action now to control our own destiny.

The Genomics Revolution:  Industry analysts estimate that, in the future, genomics could provide up to 50% of all new drugs. Therefore, companies able to leverage the potential of the human genome should be in the strongest position to both identify novel disease targets and to develop new drugs.

The Strategy:  Pharmacopeia can best benefit from the opportunity available through genomics by securing our own source of high-quality disease targets so that we can better utilize our extensive drug discovery technology, expertise and resources.

The Opportunity—Pharmacopeia and Eos:  By augmenting our existing drug discovery platform with Eos' drug development expertise and a continuous flow of high quality proprietary targets, we believe that we can transform Pharmacopeia into a fully integrated drug discovery and development company, substantially improving our future financial prospects. Your Board and management, together with our financial advisors, believe we are paying a fair price for the compelling strategic opportunity the Eos acquisition represents. The long-term financial results potentially achievable by the combined company are dramatically greater than the opportunities available to our current drug discovery services business.

The Bottom Line—The Merger Will Maximize The Value Of Both Pharmacopeia Business Segments:  In addition to forming a potent combination with Pharmacopeia's drug discovery resources, Eos will also enhance Accelrys, Pharmacopeia's software business, by adding proprietary gene expression databases to the Accelrys bioinformatics software solutions. We are confident that the proposed merger will position both Accelrys and our drug discovery unit as viable, value creating stand-alone businesses.

Your Board Unanimously Recommends That All Stockholders Vote FOR the Merger

To ensure your participation in the upside we expect to create through the Pharmacopeia-Eos combination, please sign, date and return the enclosed proxy card TODAY to vote FOR the acquisition and FOR the related increase in authorized shares.

Time Is Short! Help ensure that your vote is received in time.  If you hold your shares in "Street name" with a bank or brokerage house, you can follow the instructions on your voting form to vote by telephone or the Internet. If you hold an actual stock certificate, you may fax your proxy to the Transfer Agent, American Stock Transfer and Trust Company at (718) 234-2287.

Your vote is extremely important. Failure to vote your shares could result in one or both of the proposals not being approved.  If you have any questions or require any assistance in voting your proxy or executing voting instructions by telephone or the Internet, please call our proxy solicitor, MacKenzie Partners, Inc. at (800) 322-2885 or at (212) 929-5500 (collect).

Thank you on behalf of the Board of Directors for your continued confidence and support.

Sincerely,
/s/ Joseph A. Mollica, Ph.D. Joseph A. Mollica, Ph.D. Chairman, President and Chief Executive Officer

PHARMACOPEIA URGES INVESTORS AND SECURITY HOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING PHARMACOPEIA'S PROPOSED ACQUISITION OF EOS BIOTECHNOLOGY, AS IT CONTAINS IMPORTANT INFORMATION. Security holders may receive a free copy of the proxy statement/prospectus, as well as other related documents filed by Pharmacopeia, at the Web site of the Securities and Exchange Commission (the "SEC"), http://www.sec.gov. In addition, copies of documents filed with the SEC by Pharmacopeia can be obtained, without charge, by directing a request to MacKenzie Partners by email to: proxy@mackenziepartners.com or call (800) 322-2885 or to Pharmacopeia Investor Relations at CN 5350, Princeton, NJ 08543-5350, or (609) 452-3600.

When used anywhere in this document, the words "expects", "believes", "anticipates", "estimates" and similar expressions are intended to identify forward-looking statements. Forward-looking statements herein may include statements addressing future financial and operating results of Pharmacopeia and the timing, benefits and other aspects of the proposed merger. Pharmacopeia has based these forward- looking statements on its current expectations about future events. Such statements are subject to risks and uncertainties including, but not limited to, the successful implementation of Pharmacopeia's strategic plans, the acceptance of new products, the obsolescence of existing products, the resolution of existing and potential future patent issues, additional competition, changes in economic conditions, and other risks described in documents Pharmacopeia has filed with the SEC, including its most recent report on Form 10-K and subsequent reports on Form 10-Q. All forward-looking statements in this document are qualified entirely by the cautionary statements included in this document and such filings. These risks and uncertainties could cause actual results to differ materially from results expressed or implied by forward-looking statements contained in this document. These forward-looking statements speak only as of the date of this document. Pharmacopeia disclaims any undertaking to publicly update or revise any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.